Exhibit 99.6

October 26, 2020

Boards of Directors

Community First Bancshares, MHC

Community First Bancshares, Inc.

Affinity Bancshares, Inc.

Newton Federal Bank

3175 Highway 278

Covington, Georgia 30014

Re:	Plan of Conversion

Community First Bancshares, MHC

Community First Bancshares, Inc.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Community First Bancshares, MHC (the “MHC”) and Community First Bancshares, Inc. (the “Mid-Tier”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into the Mid-Tier and the Mid-Tier will merged into Affinity Bancshares, Inc., a newly-formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Newton Federal Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Newton Federal Bank (or the Company and Newton Federal Bank).

In the unlikely event that either Newton Federal Bank (or the Company and Newton Federal Bank) were to liquidate after the conversion (including, a liquidation of Newton Federal Bank following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of June 30, 2019 and depositors as of September 30, 2020. Also, in a complete liquidation of both entities, or of Newton Federal Bank, when the Company has insufficient assets (other than the stock of Newton Federal Bank), or of Newton Federal Bank following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Newton Federal Bank has positive net worth, Newton Federal Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Newton Federal Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Newton Federal Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone:	(703) 528-1700
Suite 2A	Fax No.:	(703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

October 26, 2020

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Newton Federal Bank (or the Company and Newton Federal Bank), that liquidation rights in the Company automatically transfer to Newton Federal Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Newton Federal Bank, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Newton Federal Bank and the liquidation account shall thereupon become the liquidation account of Newton Federal Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Newton Federal Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.